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                                                                 Exhibit 3.1(a)

                               CERTIFICATE OF AMENDMENT
                             TO THE AMENDED AND RESTATED
                             CERTIFICATE OF INCORPORATION
                                          OF
                            AMBASSADOR EYEWEAR GROUP, INC.




    Pursuant to the provisions of Sections 242 of  the Delaware Corporation
Law, the undersigned corporation executes the following Certificate of Amendment to its Amended and Restated Certificate of Incorporation:

    1. The name of the corporation is Ambassador Eyewear Group, Inc. (the "Corporation").

    2. The Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on May 3, 1995, and amended and restated on July 10, 1997.

    3. The following amendment to the Corporation's Amended and Restated Certificate of Incorporation was approved by unanimous written consent of the directors of the Corporation, and thereafter duly adopted by unanimous written consent of all of the shareholders of the Corporation, dated as of November 13th, 1997:

    RESOLVED, that Article FOURTH of the Corporation's Amended and Restated Certificate of Incorporation be amended in its entirety to read as follows:

    "FOURTH:  CAPITAL STOCK

         The aggregate number of shares of all classes of capital stock which the Corporation shall have the authority to issue is Twenty One million (21,000,000), of which Twenty million (20,000,000) shall be common stock, par value $.01 per share (the "Common Stock"), and One million (1,000,000) shall be preferred stock, par value $.01 per share (the "Preferred Stock").

         Shares of Preferred Stock may be issued in one or more series. The number of shares included in any series of Preferred Stock and the full or limited voting rights, if any, the cumulative or non-cumulative dividend rights, if any, the conversion, redemption or sinking funds rights, if any and the priorities, preferences and relative, participating, optional and other special rights, if any, in respect of the Preferred Stock, any series of Preferred Stock, or any rights pertaining thereto, and the qualification, limitations or restrictions on the Preferred Stock, any series of Preferred Stock or any rights pertaining thereto, shall be those set forth in the resolution or resolutions providing for the issuance of the Preferred Stock or such series of Preferred Stock adopted at anytime and from time to time by the affirmative vote of a majority of the total number of directors which the Corporation would have if there were no vacancies on the Board of Directors of the Corporation (the "Board") at the time of the vote (the

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    "Whole Board") on such resolution or resolutions and filed with the
    Secretary of State of the State of Delaware. The Board is hereby expressly vested with authority, to the full extent now or hereafter provided by the Law, to adopt any such resolution or resolutions."

    4. The total number of shares entitled to vote on the amendment was 3,500,000.

    5. The number of shares voting for the amendment was 3,500,000 and no shares were voted against the amendment.

    The effective date of this Amendment to the Corporation's Amended and Restated Certificate of Incorporation shall be upon filing.

Dated the 13th day of November, 1997.



                             AMBASSADOR EYEWEAR GROUP, INC.


                             By: /s/ Barry Budilov
                                ----------------------------
                             Name:   Barry Budilov
                             Title:  President